

Mail Stop 4561

May 25, 2017

Ali Kasa
President
Anvia Holdings Corporation
Level 9, 127 Creek Street
Brisbane QLD 400
Australia

> **Re:** **Anvia Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed May 2, 2017**
> **File No. 333-217583**

Dear Mr. Kasa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, the cover page of your Form 10-Q filed May 16, 2017 indicates that you are a shell company and you have had nominal operations, nominal assets and no revenues to date. Accordingly, please revise your prospectus cover page to disclose your status as a shell company and add a risk factor highlighting the consequences of shell company status. In this regard, discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital. If you believe you are not a shell company, provide a detailed legal analysis supporting such a conclusion in your response.

Prospectus Summary

Business, page 3

2.   Please revise this section to clearly describe the current status of your business. In this regard, clarify, if true, that you have not generated any revenues to date and that you currently do not offer any products or services. Additionally, we note your statement here that you are currently developing a fully integrated learning and student management system and your statement in a risk factor on page 5 that you are developing proprietary software. Please revise to clarify the nature and status of your developmental efforts.

Risk Factors

3.   In your Form 10-K filed April 11, 2017, you disclose that your management concluded that your internal control over financial reporting was not effective as of December 31, 2016. Please revise to include a risk factor that discusses resulting risks.

4.   Please clarify whether either Mr. Kasa or Mr. Badurik resides outside of the United States. If either resides outside of the United States, add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Kasa or Mr. Badurik or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Kasa or Mr. Badurik.

The Company's officers and directors beneficially own a majority…, page 6

5.   This risk factor and the risk factor that follows it discuss Mr. Kasa's and Mr. Baudrik's control over the company. Please revise these risk factors to disclose Mr. Kasa's and Mr. Baudrik's total voting power.

Costs incurred because the Company is a public company…, page 7

6.   We note that you incur significant legal, accounting and other expenses as a public company. Please revise to provide an estimate of these costs.

Description of Securities

Preferred Stock, page 10

7.   You disclose here and elsewhere that the company shall not adopt any amendments to the company's bylaws or certificate of incorporation without the affirmative vote of at least 60% of the outstanding shares of Series A Preferred Stock. Please tell us the governing document and the corresponding section of such document that grants the holders of your

Series A Preferred Stock these voting rights and file this document as an exhibit to your registration statement. Additionally, please reconcile this disclosure with the statement on page F-8 that states that you "amended [your] bylaws to prohibit making any changes to the Series A designation without the affirmative vote of at least 66 2/3% of the outstanding shares of Series A."

The Business and Business Plan

Products/Services

The Anvia Mobile Application

Resource center and digital library, page 13

8.   We note that you have partnered with Unity Systems to offer a knowledge base of practice tips and self-help guides. Please revise to further describe this partnership and disclose the materials terms of any agreement with Unity Systems.

Proposed Acquisition, page 17

9.   We note that you have entered into a non-binding preliminary agreement to acquire a 51% equity stake in All Crescent for $200,000. Provide us with your analysis to determine whether this proposed acquisition is considered probable and therefore, financial statements should be included in your filing. Refer to Rule 8-04 of Regulation S-X and Codification of Financial Reporting Policies, Section 506.02(c)(ii). Your disclosure should also indicate your ability to finance this acquisition. Your disclosure should also clearly indicate the status and the remaining steps to complete the proposed acquisition including any the difficulties you will need to overcome. In this regard, we note you have a cash balance of zero at December 31, 2016 and you will not receive any proceeds from this offering as noted on page 4. This agreement should also be disclosed as a subsequent event in your Note 6. In addition, tell us why you have not filed a Form 8-K to announce this proposed acquisition.

The Company

Agreement with Tiber Creek Corporation, page 19

10.   We note that you entered into an agreement with Tiber Creek Corporation, an entity controlled by James Cassidy. Since Mr. Cassidy is identified as a promoter of your company and appears to be an affiliate, please file this agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

11.   Your beneficial ownership table shows the number of shares of common stock and Series A Preferred Stock held by each of your principal shareholders and officers and directors. Please revise to disclose the percentage of voting power held by each of the shareholders listed on the table as well as a description of the voting rights associated with your Series A Preferred Stock.

Notes to Financial Statements

Note 6 – Subsequent Events, page F-8

12.   Your disclosure indicates that on January 10, 2017, you effected a change in control and cancelled an aggregate of 19,500,000 shares. Clarify your disclosure to indicate whether any consideration was paid out or will be paid out as a result of the cancellation of these shares. Further clarify if any other consideration was paid out to the former executives of the Company that resigned as a result of the change in control.

Item 16. Exhibits and Financial Statement Schedules

Exhibits 3.1 and 3.2

13.   We note that you incorporate by reference your certificate of incorporation and by-laws from your Form 10-12G filing. Your statements on pages 10 and F-8 suggest that you have amended both documents since the filing of your Form 10-12G. Please file your amended certificate of incorporation and by-laws, or advise.

Signatures

14.   We note that Messrs. Kasa and Badurik signed the registration statement in their capacity as directors. Form S-1 also requires the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer. Please revise to disclose the individuals who signed the registration statement in the above capacities. If either Messrs. Kasa or Badurik signed in any of these capacities, please revise to clarify this. See Instructions 1 and 2 to Signatures of Form S-1.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lee W. Cassidy, Esq.
       Cassidy & Associates